						Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					September 30,
	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$76,639	$64,620	$58,928	$60,424	$59,931	$58,418
Interest applicable to rentals	3,250	3,793	3,426	3,039	3,914	4,361

Total fixed charges, as defined	$79,889	$68,413	$62,354	$63,463	$63,845	$62,779

Earnings as defined:
Net Income	$103,352	$106,003	$105,948	$111,644	$140,258	134,898
Add:
Provision for income taxes:
Total	76,177	75,845	78,013	69,343	54,529	52,587
Fixed charges as above	79,889	68,413	62,354	63,463	63,845	62,779

Total earnings, as defined	$259,418	$250,261	$246,315	$244,450	$258,632	$250,264

Ratio of earnings to fixed charges, as defined	3.25	3.66	3.95	3.85	4.05	3.99